VIA EDGAR

August 11, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	Humana Inc.
Form 10-K for the year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
Supplemental Response filed June 18, 2010
File No. 001-05975

Dear Mr. Riedler:

We are in receipt of follow-up comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter dated July 27, 2010, with respect to the Company’s definitive proxy statement on Schedule 14A relating to the Company’s annual shareholders’ meeting on April 20, 2010 (the “Proxy Statement”).

Per our conversation of today, the Company will respond to the Staff no later than August 31, 2010.

Very truly yours,

/s/ Steven E. McCulley
Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	Michael Rosenthall, Division of Corporation Finance